                                                                    EXHIBIT 20.1
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                              THE CONSOLIDATION

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       The information contained in this Prospectus with respect to the
Consolidation is qualified in its entirety by reference to the Agreement and Plan of Merger by and among the Company and the Participating Partnerships (the "Merger Agreement"), a copy of which is attached hereto as Appendix A and incorporated herein by reference.

GENERAL

       The Consolidation is to be effected in accordance with the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that, in accordance with the Delaware GCL and the California Partnership Law, at the time of filing of a Certificate of Merger with the Delaware Secretary of State, or at such later time thereafter as may be specified in the Certificate of Merger (the "Effective Time"), each of the Participating Partnerships will be merged with and into the Company, their separate existences will cease and the Company will continue as the surviving entity. As of the Effective Time, each Unit of a Participating Partnership will automatically be converted into the right to receive Shares.

       Approval of the Consolidation by a Partnership constitutes consent to the merger of the Partnership with and into the Company pursuant to the terms of the Merger Agreement and to all actions necessary or appropriate to accomplish the Consolidation, including approval of the Amendments to the Partnership Agreements. Immediately after the Effective Time, the officers of the Company shall consist of the persons listed under "MANAGEMENT." The Board of Directors shall consist of the three current directors of the Company, and it is anticipated that two additional outside directors will be appointed immediately after the Consolidation.

       Consummation of the Consolidation is subject to certain conditions. See "THE CONSOLIDATION -- Conditions to the Consolidation."

APPROVAL AND RECOMMENDATIONS OF THE GENERAL PARTNER

       Each general partner of the Partnerships has approved the Consolidation. The General Partner believes that an investment in the Company through the ownership of Common Stock will provide greater benefits to Investors than the benefits derived from an investment in an individual Partnership. See "BACKGROUND AND REASONS FOR THE CONSOLIDATION" and "FAIRNESS." Consequently, the General Partner recommends that the Investors of each Partnership consent to the Consolidation. However, Investors are urged to consider carefully the factors described under "RISK FACTORS" and the comparison of an investment in a limited partnership versus an investment in the Company set forth under "COMPARISON OF LIMITED PARTNERSHIP AND CORPORATE STRUCTURE." Investors are also urged to review the Supplement for their respective Partnership and to consult with their independent financial and tax advisors prior to consenting to the Consolidation.





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
VOTE REQUIRED FOR APPROVAL OF THE CONSOLIDATION

       Participation in the Consolidation by a Partnership requires the affirmative vote of holders of more than 50% of the outstanding Units of the Partnership. This Prospectus constitutes the solicitation of the approval of the Investors to the Consolidation, including all such actions required by the Partnerships to consummate the Consolidation. Because JetFleet II's anticipated net assets as of the anticipated consummation of the Consolidation would constitute over 88% of the aggregate value of the Partnerships' assets, at the discretion of the Company, the Consolidation will be consummated notwithstanding the nonparticipation of JetFleet I, provided that the Consolidation is approved
by JetFleet II.   In determining whether to proceed with a Consolidation with
JetFleet II only, the Company will determine whether the number of dissenting Investors, the number of Participating Investors and the asset base of JetFleet II alone will provide a sufficient basis for the Company to meet its objectives and satisfy all of the conditions for the Consolidation set forth in the Merger Agreement. Such a Consolidation between JetFleet II and the Company alone is subject to certain considerations summarized in the Supplement for JetFleet II. JetFleet II Investors are urged to carefully review the Supplement accompanying this Prospectus when considering the Consolidation.

AMENDMENTS TO PARTNERSHIP AGREEMENTS

       The Partnership Agreements do not specifically address the merger of the Partnerships or the conversion of Partnership Units for equity securities. Therefore, the General Partner is requesting the consent of Investors to amend the Partnership Agreements to include specific provisions regarding the Consolidation. By voting "YES" in favor of the Consolidation, an Investor will also have approved the proposed amendments to his or her Partnership Agreement (the "Amendments"), which expressly authorize all actions necessary to successfully accomplish the Consolidation as described in this Prospectus. The amendments also provide for a uniform dissenters' rights procedures for both JetFleet I and JetFleet II Investors. See "VOTING PROCEDURES--Amendments to Partnership Agreements." A discussion of the substance of each of the amendments and the form of the Amendment to the Partnership Agreement is set forth in the Supplement for the respective Partnership. The Partnership Agreement provides that any person who votes "NO" on the Consolidation is entitled to dissenters' rights. To make the dissenters' rights provisions consistent with California law, dissenters' rights will be available to any Investor that does not vote "YES" on the Consolidation.

CONDITIONS TO THE CONSOLIDATION

       Consummation of the Consolidation is conditioned upon each of the following, any or all of which other than (i), (ii) and (viii) may be waived by the Company and General Partner in whole or in part:

              (i) approval of the Consolidation by Investors holding a majority of the outstanding Units of the Partnerships; provided, however, that at the sole discretion of the General Partner and the Company, the merger of JetFleet II with the Company may be consummated notwithstanding the failure of Investors in JetFleet I to approve the Consolidation;

              (ii) approval of the listing of the Shares on the American Stock Exchange, subject to official notice of issuance;

              (iii) receipt of all necessary consents, waivers, approvals, authorizations or orders required to be obtained and the making of all filings required to be made by any of the parties for the authorization, execution and delivery of the Merger Agreement and the con-summation of the transactions contemplated thereby on or before (and remaining in effect at) the Effective Time;





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
              (iv) there shall not have occurred or been threatened any material adverse change in the overall business or prospects of the Participating Partnerships or in the tax or other regulatory provisions applicable to the Participating Partnerships, or the Company, and the Company shall not have become aware of any facts that, in the sole judgment of the Company and General Partner, have or may have a material effect, whether adverse or otherwise, on the Participating Partnerships, taken as a whole, the Consolidation, or the value to the Company of the properties of the Participating Partnerships, taken as a whole;

              (v) receipt, on or prior to the Closing Date, by the Company of an opinion from Counsel confirming that in all material respects, as of the Closing Date, the discussion set forth under "FEDERAL INCOME TAX CONSIDERATIONS," including any opinions expressed therein, is accurate and complete;

              (vi) there having been no statute, rule, or regulation enacted or issued by the United States or any State, or by a court, which prohibits or challenges the consummation of the Consolidation;

              (vii) there having been no declaration of suspension of trading in, or limitation on prices for, securities generally on the American Stock Exchange, declaration of a banking moratorium by federal or state authorities or any suspension of payments by banks in the United States (whether mandatory or not) or of the extension of credit by lending institutions in the United States, or commencement of war, armed hostility, or other international or national calamity directly or indirectly involving the United States, which war, hostility or calamity, in the sole judgment of the Company and the General Partner, would have a material adverse effect on the business objectives of the Company, or, in the case of any of the foregoing existing on the date of this Prospectus, any material acceleration or worsening thereof;

              (viii) the Registration Statement having been declared effective and no stop order suspending the effectiveness of the Registration Statement having been issued or proceedings for such purpose having been instituted, and all necessary approvals under state securities or blue sky laws having been received; and

              (ix) if more than 10% of the Investors of either of the Partnerships shall have elected to exercise dissenters' rights available under the California Partnership Act, the Company shall have the option not to consummate the Consolidation with such Partnership.

       If any event shall occur or any matter shall be brought to the attention of the Company and the General Partner that, in their sole judgment, materially affects, whether adversely or otherwise, any of the Participating Partnerships or one or more of their properties, subject to the terms of the Merger Agreement, the Company and the General Partner reserve the right to modify or amend the terms of the Consolidation to take such event or matter into account, or to take such other actions as may be appropriate, including, without limitation, canceling the Consolidation. Any determination of the Company concerning the events and matters set forth above will be final and binding on all parties. All of the foregoing conditions, except for the conditions set forth in (i), (ii) and (viii), are for the sole benefit of the Company and the General Partner and may be waived by the Company and the General Partner in whole or in part. Certain of the conditions to the consummation of the Consolidation are beyond the control of the Company, the General Partner and the Partnerships; consequently, there can be no assurance that the Consolidation will occur.

EXCHANGE VALUE AND ALLOCATION OF SHARES

       General. The Exchange Values were determined based on appraisals of the Partnerships' assets as of February 4, 1997 and projected cash and liabilities as of November 1, 1997, and have been





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
assigned to each of the Partnerships solely to establish a consistent method of allocating Shares for purposes of the Consolidation. The Exchange Values of the Partnerships do not indicate the aggregate price at which Shares may be sold after the Consolidation, nor does the number of Shares to be issued indicate the actual or potential trading price of the Company's Common Stock. See "RISK FACTORS." The number of Shares to be issued to each Participating Partnership upon consummation of the Consolidation will equal the Exchange Value of the Participating Partnership divided by $10, an arbitrary amount chosen for the sole purpose of determining the number of Shares of Common Stock to be issued to each Partnership. No fractional Shares will be issued by the Company with respect to the Consolidation. See "-- Conversion Ratio; No Fractional Shares." There has been no prior market for the Common Stock, and it is possible that the Common Stock will trade at a price substantially below the Exchange Value or the book value of the assets of the Company. There is no assurance that a market for the Company's Common Stock will develop as a result of the Consolidation.

              The Exchange Value for each Partnership is an amount equal to the sum of (i) the appraised market value of its assets as of February 4, 1997,
(ii) the present value of rental income owed to the Partnership on a full payout finance lease for a DC-9 aircraft owned jointly by JetFleet I and JetFleet II and a second DC-9 owned 100% by JetFleet II (discounted at an annual interest rate of 10%) and (iii) projected cash and other assets as of July 1, 1997, less (x) projected total liabilities of each Partnership as of July 1, 1997. In determining the value of each asset held by the Partnership,
the Appraiser used the "current market value approach."   Current market value
is based upon the value reflective of real market conditions at the time of the appraisal of an asset, and takes into account the status of the economy in which the equipment is used, the status of supply and demand for the particular item of equipment, the value of recent transactions and the opinions of informed buyers and sellers. The current market value approach assumes that
there is no short term time constraint to buy or sell the asset.   See
"REPORTS, OPINIONS AND APPRAISALS."

       As of the date of this Prospectus, the General Partner does not know of any material change in the financial performance of any of the Partnerships which will materially affect the Exchange Value.

       Adjustments to Exchange Value and Allocation of Shares. All determinations of the Exchange Value for purposes of allocating the Shares among the Partnerships, other than the final computation of the expenses of the
Consolidation, were determined in the manner described below.   Each
Partnership will operate and make distributions prior to the Closing Date such that, to the extent possible, its Exchange Value relative to the Exchange Value of the other parties to the Consolidation remains the same, excluding, for these purposes only, the estimated expenses of the Consolidation allocated to each of the Partnerships.

       In the event it is discovered prior to the Effective Time that cash positions or anticipated liabilities differ from those used to calculate the Exchange Values as described below, an adjustment may be made to the Exchange Value of that Partnership. If the required adjustment is in excess of 5% of the Exchange Value for the Partnership, the Partnership's Exchange Value will be redetermined and its allocation of Shares changed and such adjustment shall be submitted for approval of the Investors of the affected Partnership who will be offered the opportunity to change their vote on the Consolidation. If such Investor does not timely indicate an objection to the adjustment, his or her vote will be counted as originally submitted. In the event the amount of the discovered liability is less than the foregoing amount, no adjustment to the Partnership's Exchange Value will be made, as the General Partner deems such adjustment de minimis.

       The Exchange Value for each Partnership is an amount equal to the sum of
(i) the appraised market value of its assets as of February 4, 1997, (ii) the present value of rental income owed to the Partnership on a full payout finance lease for a DC-9 aircraft owned jointly by JetFleet I and JetFleet II and a second DC-9 owned 100% by JetFleet II (discounted at an annual interest rate of 10%) and





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
(iii) projected cash and other assets as of November 1, 1997, less (x) projected total liabilities of each Partnership as of that date. The method of calculation is shown below. The General Partner reserves the right in its sole discretion, to make adjustments to the Exchange Value of a Partnership, when necessary to take into account the payment of cash to dissenting Investors of a Partnership.

             Market Value       Discounted      Other           Total              Exchange         No of.
              of Assets(1)      DC-9 Rent(2)    Assets(3)    Liabilities(4)         Value          Shares(5)
              ----------         ---------      ------       -----------            -----          ------
JetFleet I    $ 1,762,554        $  29,876      $  222,157    $  651,080         $  1,363,507        136,351

JetFleet II   $13,927,446        $ 291,120      $1,062,362    $1,994,932         $ 13,285,996      1,328,600

--------------------

(1) Based upon the market value of the assets as set forth in the Appraisal of Aircraft Information Services, dated February 4, 1997, for each Partnership, attached as Appendix B.
(2) JetFleet I and JetFleet II hold 50% and 50% interests, respectively, in a DC-9 aircraft, and JetFleet II holds a 100% interest in a second DC-9 aircraft, each on a full-payout finance lease to AeroCalifornia. The amount shown in this column represents the Partnership's portion of the present value of the rent payable to the Partnership, discounted at an annual rate of 10%. The 10% discount rate reflects the Company's assessment of the cost of funds which would be available to the Partnership for borrowing.
(3) Consists mainly of projected cash holdings and miscellaneous receivables.
(4) Consists primarily of deferred tax liabilities, accounts payable, accrued maintenance costs and security deposits and prepaid rents.
(5) Exchange Value divided by $10.

ALLOCATION OF SHARES BETWEEN CORPORATE GENERAL PARTNER AND LIMITED PARTNERS

The following table shows how the allocation of each Partnerships' shares between the Corporate General Partner and the Investors was calculated. The Corporate General Partner's allocation is based upon the percentage interest of the Corporate General Partner in the Partnership as set forth in the respective Partnership Agreements of the Partnerships.

                      Total Shares               Corporate           No. of Shares       No. of Shares
                     Allocated to            General Partners'    Issued to Corporate      Issued to
Partnership          Partnership(1)       Partnership Interest(2)   General Partner    Limited Partners
-----------          --------------       -----------------------   ---------------    -----------------
JetFleet I                136,351                   1.0%                 1,364              134,987
JetFleet II             1,328,600                   5.0%(3)             66,429            1,262,171

--------------------

(1) The number of Shares to be issued to each Participating Partnership upon consummation of the Consolidation will equal the Exchange Value of the Participating Partnership (second to last column of the previous table entitled "Exchange Value and Allocation of Shares") divided by $10, an arbitrary amount chosen for the sole purpose of allocating Shares and which is not intended to imply that the Shares will trade at a price of $10 per Share.
(2) Represents the percentage interest of the Corporate General Partner in the Partnership's distributions, according to the applicable Partnership Agreement.
(3) In addition to its 5% interest in any distributions made by JetFleet II, the Corporate General Partner of JetFleet II is also entitled to a subordinated disposition fee equal to one-half of the industry standard commission ordinarily paid in such transactions, up to a maximum of 3% of the gross sales price of any assets disposed by JetFleet II. The Corporate General Partner will waive this fee in connection with the Consolidation.

Assuming 100% Partnership Participation, once the Consolidation is consummated the Corporate General Partner will hold 67,793 Shares or 4.2% of the total outstanding Shares and the Investors, as a group, will hold 1,397,158 Shares or 86.5% of the total outstanding Shares of the Company.





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
The Individual General Partners will not receive any Shares in the Consolidation.

ACCOUNTING TREATMENT

       In accordance with generally accepted accounting principles, the Consolidation will be accounted for as a reorganization of entities under common control at historical cost in a manner similar to a "pooling-of-interests." Under this accounting method, the assets and liabilities of the combining entities will be carried forward at their recorded historical book values. For a discussion of the accounting adjustments necessary to give effect to the Consolidation, see "PRO FORMA FINANCIAL INFORMATION" and "SELECTED FINANCIAL INFORMATION OF THE PARTNERSHIPS."

CONVERSION RATIO; NO FRACTIONAL SHARES

       At the consummation of the Consolidation, each Participating Investor's Units will be automatically converted into the right to receive that number of Shares of Common Stock of the Company equal to the number of Units held by the Investor multiplied by the Conversion Ratio, rounded up to the nearest whole Share. The Conversion Ratio shall equal the quotient obtained by dividing (a) the number of Shares allocated to be issued to the Investors of the Partnership; by (b) the total number of Units of limited partnership outstanding for the Partnership.

       The Company will not issue fractional Shares in connection with the Consolidation. The number of Shares issuable to an Investor will equal the number of Units held by the Investor multiplied by the Conversion Ratio, rounded up or down to the nearest whole share.

EFFECT OF THE CONSOLIDATION ON DISSENTING INVESTORS

       An Investor of a Participating Partnership who dissents or abstains from voting with respect to the Consolidation will have statutory rights to elect to be paid the appraised value of his or her interest in the Partnership. See "DISSENTERS' RIGHTS," for a summary of statutory dissenters' appraisal rights available to Investors who do not vote in favor of the Consolidation.

EFFECTIVE TIME

       The Effective Time of the Consolidation will be the time when the Certificate of Merger with respect to the merger of the Participating Partnerships are filed with the Secretary of State of Delaware, or at such later time as may be specified in the Certificate of Merger. It is anticipated that such filings will be made as promptly as practicable after the requisite approval of the Investors has been obtained and the other conditions to the Consolidation have been satisfied or waived, if permitted under the Merger Agreement, as the case may be. The General Partner intends that such approvals will be obtained on or about December 15, 1997.

CORPORATE HEADQUARTERS

       The Company's principal place of business will be 1440 Chapin Avenue, Suite 310, Burlingame, California 94010.

LEGAL PROCEEDINGS

       There is no material litigation currently pending or threatened against any of the Partnerships, their properties or the General Partner.





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

AMENDMENT, TERMINATION AND WAIVER

       Subject to applicable law, the Merger Agreement may be amended by the Company and the Participating Partnerships at any time prior to the filing of the Certificate of Merger with the Delaware Secretary of State, provided that, after approval by Investors holding a majority of the outstanding Units of a Partnership, without the further approval of the Investors of such Partnership and the stockholders of the Company, no amendment may be made which alters or changes (i) the amount or kind of consideration which an Investor of such Partnership shall be entitled to receive for Units in such Partnership, (ii) the Certificate of Incorporation of the Company, or (iii) the terms and conditions of the Merger Agreement if such alteration or change would materially and adversely affect the Participating Investors or the stockholders of the Company.

       The Merger Agreement may be terminated at any time prior to the filing of the Certificate of Merger with the Delaware Secretary of State by mutual consent of the Board of Directors of the Company and the General Partner.
At any time prior to the filing of the Certificate of Merger with the Delaware Secretary of State, any party to the Merger Agreement may extend the time for the performance of any of the obligations or other acts of any other party thereto, or waive compliance with any of the agreements of any other party or with any conditions to its own obligations, in each case only to the extent that such obligations, agreements and conditions are intended for its benefit.

CONSOLIDATION EXPENSES

       General. Assuming 100% Partnership Participation, expenses of the Consolidation are estimated to be as follows:

                     SOLICITATION/COMMUNICATION EXPENSES

Communication Expenses                            $       30,000
Other                                             $       20,000
       Sub Total                                                       $  50,000



                              TRANSACTION COSTS

Investment Banking Fee                            $     125,000
Legal Fees                                        $     100,000
Appraisals and Valuation                          $       3,000
Registration, Listing and Filing Fees             $      20,000
Management Consulting Fees                        $      19,000
Accounting and Other Fees                         $      10,000
Printing                                          $      48,000
       Sub Total                                                       $ 325,000
                                                                       ---------

Total Costs                                                            $ 375,000
                                                                       =========

       Solicitation/Communication Expenses. The Solicitation/Communication Expenses related to the Consolidation will be allocated among the Partnerships, the General Partner and the Company depending upon whether the Consolidation is consummated, as described below. For purposes of the Consolidation, the term "Solicitation/Communication Expenses" includes expenses such as telephone calls, broker-dealer fact sheets, legal and other fees related to the solicitation of consents, as well as reimbursement of expenses incurred by brokers and banks in forwarding the Prospectus to Investors.





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
       If the Consolidation is consummated with both JetFleet I and JetFleet II, all of the Solicitation/Communication Expenses will be payable by the Company. If the Consolidation is consummated only with JetFleet II, all of the Solicitation/Communication Expenses will be paid by the Company or JetFleet II. The Solicitation Communication Expenses of JetFleet I, if it does not participate, will be payable by the Company. If the Consolidation is not consummated, all of the Solicitation/Communications Expenses will be payable by the Company.

       Transaction Costs. The Transaction Costs for the Consolidation will be allocated among the Partnerships and/or the Company depending upon the votes received with respect to the Consolidation and whether the Consolidation is consummated. The term "Transaction Costs" means, for purposes of the Consolidation, the costs of mailing and printing this Prospectus, any supplements thereto or other documents related to the Consolidation, legal fees not related to the solicitation of consents, financial advisory fees, investment banking fees, appraisal fees, accounting fees, independent committee expenses, travel expenses and all other fees related to the preparatory work of the Consolidation, but not including Solicitation/Communication Expenses or costs that would have otherwise been incurred by the Partnerships in the ordinary course of business.

       If the Consolidation is consummated with both JetFleet I and JetFleet II, all of the Transaction Costs will be payable by the Company. If the Consolidation is consummated with just JetFleet II, all Transaction Costs (including those of JetFleet I) will be payable by the Company. If the Consolidation is not consummated, Transaction Costs will be allocated between the Partnerships in proportion to their respective Exchange Value, and be payable by the Company and each Partnership in such proportion corresponding to the votes to reject the Consolidation and the votes to approve the Consolidation cast by limited partners of such Partnership.

REPORTS, OPINIONS AND APPRAISALS

       The General Partner has engaged Aircraft Information Services, Inc., an independent appraisal firm, to appraise the value of the aircraft equipment assets of the Partnerships. The Exchange Value of each of the Partnerships was determined primarily based on these appraised values. The allocation of Shares among the Participating Partnerships was determined primarily based on these appraised values as of February 4, 1997. See "THE CONSOLIDATION--Exchange Value and Allocation of Shares." See "REPORTS, OPINIONS AND APPRAISALS" regarding the parties providing the appraisals, valuations, and any material relationships with these parties and compensation received or expected to be received by them, the determination of the consideration to be received by Investors and summaries of the appraisals and valuations.

EFFECT OF CONSOLIDATION ON NONPARTICIPATING PARTNERSHIPS

       A Nonparticipating Partnership will continue to operate as a separate legal entity with its own assets and liabilities. There will be no change in its investment objectives, policies or restrictions and the Nonparticipating Partnership will remain subject to the terms of its Partnership Agreement. The General Partner anticipates that it will not take any steps to increase liquidity to the Partnerships in the near term, and will re-evaluate the market conditions periodically to determine if liquidation of the Partnerships prior to the termination date of the Partnership set forth in the Partnership Agreement would be advantageous to the Partnerships' Investors.

DEALER MANAGER

       The Company has engaged Hoefer & Arnett Incorporated ("Dealer Manager"), and N.A.S.D. - registered broker-dealer to participate in the Consolidation by providing investment banking and consulting services to the Company with respect thereto. In connection with such services, the Dealer Manager shall receive a fee of $125,000, which shall be payable whether or not the Consolidation is consummated.

FURTHER DISTRIBUTION OF SHARES

       It is anticipated that the Shares issued to the Corporate General Partner for its general partner interest in the Partnership will be distributed to its parent, CMA Capital Corporation, in a dissolution of the Corporate General Partner to occur shortly after the Consolidation. Subsequent to the dissolution of the Corporate General Partner, such Shares received by CMA Capital Corporation will be distributed to creditors of CMA Capital Corporation.

Corporation will be distributed to creditors of CMA Capital Corporation, upon dissolution of CMA Capital Corporation.

       This Registration Statement is intended to cover the subsequent transfers of the Shares issued to Corporate General Partner described above. A copy of the Prospectus will be given to each proposed recipient of Shares and if consent is required from the recipient to approve transactions necessary to distribute such stock, the proposed recipient will receive the Prospectus prior to the time such recipient would be requested to give such consent.





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